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19008372

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WASHINGTON, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35355

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue
(No. and Street)

Atlanta (City) GA (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mohsin Bashir 404-230-5359

SEC
Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

MAR 01 2019

Ernst & Young LLP
(Name-if individual, state last, first, middle name)

Washington DC
413

55 Ivan Allen Blvd, Suite 1000 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

Check One:

(X) Certified Public Accountant
(   ) Public Accountant
(   ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

RMB

OATH OR AFFIRMATION

I, Mohsin Bashir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Investment Services, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

ALLEN MACK
Notary Public - State of Georgia
Henry County
My Commission Expires Jun 3, 2022

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
(   ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(   ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
(   ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
(   ) (m) A copy of the SIPC Supplemental Report.
(   ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2018

Contents

EY
Building a better
working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of SunTrust Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SunTrust Investment Services, Inc. (the Company) as of December 31, 2018, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2007.

Atlanta, Georgia
February 28, 2019

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

December 31, 2018

Assets		
Cash and cash equivalents	$	80,262,367
Securities segregated under Federal and other regulations		4,481,976
Securities owned		5,631
Commissions receivable		2,379,078
Furniture, equipment, and leasehold improvements, net		562,108
Goodwill		30,306,365
Prepaid assets		29,378,060
Other assets		7,433,678
Total assets	$	154,809,263
Liabilities and shareholder's equity		
Liabilities:		
Accrued compensation benefits	$	21,183,526
Deferred income tax payable to Parent		1,578,441
Payable to related parties		10,888,214
Accrued other expenses		1,343,374
Total liabilities		34,993,555
Shareholder's equity:		
Common stock		52,125
Additional paid in capital		113,944,723
Retained earnings		5,818,860
Total shareholder's equity		119,815,708
Total liabilities and shareholder's equity	$	154,809,263

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Operations

Year Ended December 31, 2018

Revenues	
Commissions	$ 130,512,346
Income from related parties	131,074,666
Other income	9,367,691
Total revenue	270,954,703
Expenses	
Compensation and benefits	182,368,405
Expenses to affiliate	77,279,808
Clearing expenses	6,707,092
Legal, consulting, and examination fees	3,952,682
Office expenses	891,582
Computer services	1,834,347
Other expenses	4,782,759
Occupancy and equipment	859,931
Total expenses	278,676,606
Loss before taxes	(7,721,903)
Income tax benefit	1,455,301
Net loss	$ (6,266,602)
Total other comprehensive income	-
Total comprehensive loss	$ (6,266,602)

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2017	$ 52,125	$ 113,944,723	$ 12,085,462	$ 126,082,310
Net loss	-	-	(6,266,602)	(6,266,602)
Balance, December 31, 2018	$ 52,125	$ 113,944,723	$ 5,818,860	$ 119,815,708

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities	
Net loss	$ (6,266,602)
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	340,919
Deferred tax benefit	(4,680,261)
(Increase) decrease in operating assets:	
Securities segregated under Federal and other regulations	12,540
Commissions receivable	991,472
Prepaid assets	8,977,306
Other assets	(4,734,238)
Increase (decrease) in operating liabilities:	
Accrued compensation and benefits	6,811,697
Income tax payable to Parent	(40,113)
Payable to related party	9,292,547
Accrued other expenses	(583,401)
Net cash provided by operating activities	10,121,866
Cash flows from investing activities	
Purchases of furniture and equipment	(102,418)
Net cash used in investing activities	(102,418)
Net increase in cash and cash equivalents	10,019,448
Cash and cash equivalents, beginning of year	70,242,919
Cash and cash equivalents, end of year	$ 80,262,367
Supplemental cash flow information	
Cash paid for federal income tax payments to Parent	$ 2,431,400

The accompanying notes are an integral part of these financial statements.

1. Organization

SunTrust Investment Services, Inc. (the 'Company' or 'STIS') is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc. (the 'Parent' or 'STI'). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of the Parent. STI is a subsidiary of SunTrust Bank Holding Company and provides deposit, credit, trust, and investment services. STIS personnel provide sales and administrative services to affiliates of STI in 2018 and STIS recorded as revenue fees charged to affiliates for these services.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Company. In the opinion of management, all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the results of operations in these financial statements, have been made.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash and cash equivalents at December 31, 2018, is cash of $14,518,011 at SunTrust Bank and $65,744,356 of money market funds.

Securities Segregated Under Federal and Other Regulations

At December 31, 2018, total securities of $4,481,976 have been segregated in a special reserve account at SunTrust Bank for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred and included in the Statement of Operations in Occupancy and equipment expenses. Leasehold improvements are capitalized and amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	Useful Life
Leasehold improvements	1–30 years
Furniture and equipment	1–20 years

Revenue Recognition

Commission revenue

The Company places all trades through an unaffiliated clearing broker. The clearing broker collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded at a point in time on the trade date and included in Commissions in the accompanying Statement of Operations.

Certain contracts within commission revenue have fees that are comprised of variable consideration. Insurance and annuity contracts include variable consideration for elements, such as a claw back of commission revenue when customers terminate their insurance or annuity policies early, or trailing commissions for years two through ten if customers continue paying the premium for their policies. The Company did not accrue claw backs at December 31, 2018 as management deemed them to be immaterial, which is consistent with prior periods. Management's consideration for each significant commission revenue source identified is as follows:

- *Annuity commissions*

The Company offers fixed and variable annuity products to its customers through collaboration with insurance carriers. For fixed annuities, customers pay a single premium and the Company receives a commission based on the age of the client and the number of years of guaranteed income for the client. For variable annuities, the Company receives a commission from the insurance carriers based on the premium the customer pays to the carriers. A majority of the commissions are paid in the first year and a trailing commission is paid monthly after the first 12 months based on the net asset value of the clients' accounts. The Company acts as an agent in these transactions and recognizes revenue at a point in time when the customer enters into an agreement with the product carrier. The Company's execution of these services represents its related performance obligations. The trailing commissions received are recognized as revenue in the period that they are realized since the revenue cannot be accurately predicted at the time the policy becomes effective. The Company recognized revenue of $25,337,999, which relates to the trailing commissions from performance obligations satisfied in periods prior to December 31, 2018.

- *Mutual fund commissions*

The Company sells mutual fund products to clients. The Company receives a commission from the mutual fund carrier as a percent of the asset under management value for selling and distribution services. The commission payment typically settles three days after the trade date. The Company acts as an agent in these transactions and recognizes revenue at a point in time when the customer enters into an agreement with the product carrier. The Company's execution of these services represents its related performance obligations. The Company may also receive trailing 12b-1 fees and recognizes this revenue in the period that they are realized since the revenue cannot be accurately predicted at the time the mutual fund shares are purchased. The Company recognized revenue of $24,632,285, which relates to the 12b-1 fees from performance obligations satisfied in periods prior to December 31, 2018.

- *Insurance commissions*

The Company sells various types of insurance products. The two major types of insurance products include periodic premium insurance policies and single premium insurance policies. The Company receives a commission from the insurance carrier based off the premium the customer pays to the carrier. A majority of the commissions are paid in the first year and a renewal commission is paid monthly after the first 12 months based on the renewal premium paid by the customer. The Company also receives an immaterial

amount of trail commission fees for performance obligations satisfied in previous periods. The Company acts as an agent in these transactions and recognizes revenue at a point in time when the customer enters into an agreement with the product carrier. The Company's execution of these services represents its related performance obligations. The renewal and trail commissions are also recognized in the period they are realized since the revenue cannot be accurately predicted at the time the policy becomes effective. The Company recognized revenue of $810,598, which relates to the renewal commissions from performance obligations satisfied in periods prior to December 31, 2018.

- *Trade execution*

  The Company recognizes fee income earned from trading activity. This fee income consists of administrative services fees; which include recordkeeping, reporting, and processing services.

  Secondary trading transactions, which consist primarily of riskless principal fixed income and unit investment trust trades, and related gains (primarily mark-ups on the trades), and losses are recorded at a point in time on the trade date in Commissions in the accompanying Statement of Operations.

  The Company's execution of these services represent its related performance obligations. Trade execution commissions are earned and recognized on the trade date, when the Company executes a trade for a customer. The fees related to trade executions are due on the settlement date.

The additional sources of revenue identified by management are as follows:

Income from related parties

The Company recognizes income upon providing certain services to other affiliates of STI. These services mainly include sales force, administrative support, and operational oversight services incurred by STIS. The Company's execution of these services represents its related performance obligations, and revenue is recognized at a point in time. This revenue is recognized as Income from related parties in the accompanying Statement of Operations.

Other income

The Company recognizes income upon contractual referral fees from the SunTrust Private Wealth line of business based on assets under management at STI. The Company's execution of

these services represents its related performance obligations, and revenue is recognized at a point in time. This revenue is recognized as Other income in the accompanying Statement of Operations.

The following table presents revenue by major source:

Revenues from contracts with customers		
Commissions		
Annuity	$ 68,605,187	
Mutual fund	30,954,164	
Insurance	10,348,009	
Trade execution	20,604,986	
Total commissions		$ 130,512,346
Income from related parties		131,074,666
Other income		9,367,691
Total revenue from contracts with customers		$ 270,954,703

Commissions Receivable

The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records commissions receivable for its share of commissions charged to customers.

Prepaid Assets

The Company records prepaid assets at the transaction date. The assets are then amortized on a straight line basis over their remaining useful life. Prepaid assets generally relate to incentive bonuses paid to advisors upon hire. Prepaid assets relating to advances are amortized over the period of expected future revenue generation and required employment term.

Expenses to affiliate

Affiliates of the Company provide services to STIS in accordance with various agreements. These services include finance, human resources, facilities management, etc. The Company pays these affiliates for the services it receives.

Income Taxes

The provision for income taxes is based on income and expense reported for financial statement purposes after adjustment for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Subsequent changes in the tax laws require adjustment to these assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the income tax provision, the Company evaluates the technical merits of its income tax positions based on current legislative, judicial, and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the income tax provision.

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by the Parent. In accordance with the Tax Allocation Agreement applicable to the Parent and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities are made by the Parent. For additional information on the Company's activities related to income taxes, see Note 9, "Income Taxes."

Goodwill

The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more-likely-than-not reduce the fair value below its carrying amount. No impairment of goodwill was recorded in 2018.

Operating Segment

The Company principally operates in one segment.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

Standard	Description	Required Date of Adoption	Effect on the Financial Statements or Other Significant Matters
Standards Recently Adopted			
ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606) and subsequent related ASUs	These ASUs comprise ASC Topic 606, *Revenue from Contracts with Customers,* which supersedes the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance throughout the Industry Topics of the ASC. The core principle of these ASUs is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. These ASUs may be adopted either retrospectively or on a modified retrospective basis to new contracts and existing contracts, with remaining performance obligations as of the effective date.	January 1, 2018	The Company adopted these standards beginning January 1, 2018 and used the modified retrospective method of adoption. The adoption of these ASUs did not have an impact on the Company's Financial Statements. See Note 2 "Revenue Recognition," for disclosure relating to ASC Topic 606.
Standards Not Yet Adopted			
ASU 2016-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment l	The ASU amends ASC Topic 350, *Intangibles – Goodwill and Other*, to simplify the subsequent measurement of goodwill, by eliminating Step 2 from the goodwill impairment test. The amendments require an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. Entities should recognize an impairment charge for the amount by which a reporting unit's carrying amount exceeds its fair value, but the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The ASU must be applied on a prospective basis.	January 1, 2020 Early adoption is permitted.	Based on the Company's most recent annual goodwill impairment test performed as of October 31, 2018, the fair value of the reporting unit exceeded its carrying value; therefore, this ASU would not currently have an impact on the Company's Financial Statements and related disclosures. However, if upon adoption the carrying amount of the reporting unit exceeds its fair value, the Company would be required to recognize an impairment charge for the amount that the carrying value exceeds the fair value.

Standard	Description	Required Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2016-02, Leases (ASC Topic 842) and subsequent related ASUs	This ASU creates ASC Topic 842, *Leases*, which supersedes ASC Topic 840, *Leases*. ASC Topic 842 requires lessees to recognize right-of-use assets and associated liabilities that arise from leases, with the exception of short-term leases. The ASU does not make significant changes to lessor accounting; however, there were certain improvements made to align lessor accounting with the lessee accounting model and ASC Topic 606, *Revenue from Contracts with Customers*. There are several new qualitative and quantitative disclosures required. Upon transition, lessees and lessors have the option to: -Recognize and measure leases at the beginning of the earliest period presented using a modified retrospective transition approach, or -Apply a modified retrospective transition approach as of the date of adoption	January 1, 2019 Early adoption is permitted.	The Company formed a cross-functional team to oversee the implementation of this ASU. The Company's implementation included the review of its lease portfolios and related lease accounting policies, the review of its service contracts for embedded leases, and the deployment of a new lease software solution. Additionally, in conjunction with the implementation, the Company reviewed its business processes and evaluated changes to its control environment. The Company adopted this ASU on January 1, 2019, using a modified retrospective transition approach as of the date of adoption, which resulted in an increase in right-of-use assets and associated lease liabilities, arising from operating leases in which the Company is the lessee, on its Statement of Financial Condition. The amount of the right-of-use assets and associated lease liabilities recorded upon adoption will be based primarily on the present value of unpaid future minimum lease payments, the amount of which will depend on the population of leases in effect at the date of adoption. At January 1, 2019, the Company has recorded its right-of-use assets and lease liabilities on its Statement of Financial Condition upon adoption for an immaterial amount. This ASU is not expected to have a material impact on the timing of expense recognition on the Company's Statement of Operations.

4. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a

principal market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Assets or liabilities valued using unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, such as publicly-traded instruments or futures contracts.

- Level 2 – Assets and liabilities valued based on observable market data for similar instruments traded in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drives are observable in active markets.

- Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The Company's financial instruments, which are included in the accompanying Statement of Financial Condition, are either measured at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2018. Money market funds of $65,744,356, included in cash and cash equivalents, and US Treasuries of $4,481,976, included in securities segregated under federal and other regulations, are valued using quoted prices in active markets and are classified as Level 1 assets in accordance with ASC Topic 820. The other securities owned includes $5,631 of non-marketable securities which are valued based on the best available data provided by an unrelated third party in order to approximate fair value and are considered Level 3 assets. The total amount of gains relating to the securities owned for the period included in other income in the Statement of Operations is not significant. There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2018.

5. Related-Party Transactions

During the period ended December 31, 2018, the Company engaged in various transactions with the Parent and its affiliates.

Balances with respect to related parties reflected in the December 31, 2018 financial statements, are as follows:

Statement of Financial Condition		
Cash and cash equivalents	$	14,518,011
Securities segregated under Federal and other regulations		4,481,976
Receivable from related parties		2,328,484
Receivable from related parties		241,760
Payable to related parties		10,888,214
Deferred income taxes payable to Parent		1,578,441
Statement of Operations		
Intercompany income	$	131,074,666
Expenses paid to related parties		77,279,808
Pension and other employee benefit plan expense		11,873,876
Other income		8,543,667
Restricted stock expense		1,191,298

Expense to affiliates arises from the use of STI's internal services and corporate real estate based on an agreed expense sharing agreements. Allocation methodologies vary for these services but are generally based on revenue, headcount, or utilization. Expense attributable to pension and other employee benefit plans and restricted stock awards is further discussed in Note 8.

Other income primarily represents contractual referral fees from the SunTrust Private Wealth line of business. Further, at client request, STIS will purchase bank-sponsored or affiliate-underwritten products and sell them to the client for a commission.

The Company recognizes Income from related parties upon providing certain services to other affiliates of STI, primarily SunTrust Advisory Services, Inc. ('STAS'). STIS transferred its investment advisory business into STAS on January 1, 2017. STIS advisors provide investment advisory services offered by STAS. Thus, the salaries and related costs for these personnel and administrative services are charged to STAS based on determined allocation methodologies.

STIS guarantees loans made by STI to certain key STIS employees. While ordinarily payable to SunTrust Bank on demand, generally STIS would not be called upon to make a payment on the loan unless the loan becomes past due or the employee ceases to be employed by STIS. In the event STIS is called upon to reimburse SunTrust Bank, the payment made to SunTrust Bank will be for any outstanding principal and interest. STIS will then have the ability to pursue

reimbursement through other standard channels. During 2018, the Company was not called upon by STI to make a payment nor has it recorded a liability for future payments as they were neither estimable nor probable at December 31, 2018.

6. Commitments and Contingencies

In the ordinary course of business, the Company is subject to regulatory examinations, investigations, and requests for information, and is also party to numerous civil claims and lawsuits. Some of these matters involve claims for substantial amounts. The Company's experience has shown that the damages alleged by plaintiffs or claimants are often overstated, based on novel or unsubstantiated legal theories, unsupported by the facts, and/or bear no relation to the ultimate award that a court might grant. Additionally, the outcome of litigation and regulatory matters and the timing of ultimate resolution are inherently difficult to predict. Because of these factors, the Company typically cannot provide a meaningful estimate of the range of reasonably possible outcomes of claims in the aggregate or by individual claim. On a case-by-case basis, however, reserves are established for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. The liability is recorded in the Accrued other expenses in the Statement of Financial Condition and the related expense is recorded in Other expenses in the Statement of Operations. The actual costs of resolving these claims may be substantially higher or lower than the amounts reserved.

Based on current knowledge, it is the opinion of management that liabilities arising from legal claims in excess of the amounts currently accrued, if any, will not have a material impact to the Company's financial condition, results of operations, or cash flows. However, in light of the significant uncertainties involved in these matters, and the large or indeterminate damages sought in some of these matters, there is a remote possibility that an adverse outcome in one or more of these matters could be material to the Company's results or cash flows for any given reporting period.

7. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' securities transactions and maintain customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. The Company believes it is unlikely it will have to make material payments under this arrangement, and has not recorded any contingent liability in the financial statements for this indemnity. For the year ended

December 31, 2018, the Company experienced no losses as a result of the indemnity. The clearing agreement expires in May 2022.

8. Employee Benefits

The Company participates in the pension plan and other employee benefit plans of STI for the benefit of substantially all employees of the Company. Costs of the pension plan are allocated to the Company based on its estimated pro rata share. Benefit information is not available from the actuary for individual subsidiaries of STI. The Company's expense allocated to the pension and other employee benefit plans was $11,873,875 which is included in compensation and benefits expense in the accompanying Statement of Operations. The Company incurred $112,795,764 in incentive-based compensation expense, which is included in compensation and benefits expense in the accompanying Statement of Operations.

The Parent provides stock-based awards through the SunTrust Banks Inc., 2009 Stock Plan (as amended and restated effective January 1, 2012) under which the Compensation Committee of the Board of Directors (the Committee) has the authority to grant stock options, restricted stock, and restricted stock units, of which some may have performance features to key employees of the Company. All incentive awards are subject to claw back provisions.

The Parent allocates stock option and restricted stock option expense to the Company. The Company's restricted stock expense for 2018 was $1,191,298 which is also included in compensation and benefits expense in the accompanying Statement of Operations. At December 31, 2018, there was $2,029,363 of unrecognized stock-based compensation expense related to restricted stock and stock options.

9. Income Taxes

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by the Parent. In accordance with the Tax Allocation Agreement applicable to the Parent and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Additionally the Company files its own separate state income tax returns in certain jurisdictions.

The components of the Provision for income taxes included in the Statement of Operations as determined in accordance with ASC 740, *Income Taxes*, for the year ended December 31, 2018 are presented in the following table:

	2018		
	Current	Deferred	Total
Federal	$ 2,931,574	$ (4,300,555)	$ (1,368,981)
State	293,386	(379,706)	(86,320)
	$ 3,224,960	$ (4,680,261)	$ (1,455,301)

The Tax Cuts and Jobs Act of 2017 ("2017 Tax Act"), enacted on December 22, 2017, reduced the U.S. federal corporate tax rate from 35% to 21% effective January 1, 2018. During the years ended December 31, 2018 and December 31, 2017, the Company recorded a $3,000 net income tax expense and a $3.8 million net income tax benefit, respectively, for the effects of the 2017 Tax Act as a component of the provision for income taxes. The 2018 net income tax expense adjustment of $3,000 completed the Company's accounting for the income tax effects of the 2017 Tax Act.

A reconciliation of the income tax provision at the applicable statutory federal income tax rate to the Company's actual provision for income taxes during the year ended December 31, 2018 is presented in the following table:

	2018
Income tax provision at federal statutory rate	$ (1,621,599)
State income taxes	(262,415)
Valuation allowance	190,507
Meals and entertainment	253,647
Other	(15,441)
Total income tax benefit	$ (1,455,301)

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. The net deferred income tax liability is recorded in the Statement of Financial Condition.

The significant deferred tax assets and liabilities at December 31, 2018, net of the federal impact for state taxes, are presented in the following table:

		2018
Deferred Tax Assets :		
Employee compensation and benefits	$	5,528,356
State net operating losses		911,641
Accruals and reserves		327,926
Other		17,267
Total gross deferred tax assets		6,785,190
Valuation allowance		(649,401)
Total Deferred Tax Assets	$	6,135,789
Deferred Tax Liabilities:		
Prepaid expenses	$	(7,638,435)
Fixed assets		(37,111)
Other		(38,684)
Total Deferred Tax Liabilities	$	(7,714,230)
Net Deferred Tax Liabilities	$	(1,578,441)

The deferred tax assets include state tax net operating losses of $911,641 as of December 31, 2018, that will expire, if not utilized, in varying amounts from 2019 to 2038. At December 31, 2018, the Company had a valuation allowance recorded against its state carryforwards of $649,401. The change in the valuation allowance for the year ending December 31, 2018 was an increase of $190,507. The increase in the valuation allowance includes the reduction in the federal benefit of state. The Company determined that a valuation allowance is not required for the federal deferred tax assets because it is more-likely-than-not these assets will be realized.

No unrecognized tax benefits have been recorded, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date.

The Parent's federal income tax returns, in which the Company is included, are no longer subject to examination by the Internal Revenue Service for taxable years prior to 2015. With limited exceptions, the various consolidated or combined state income tax returns filed by the Parent, in which the company is included, along with the Company's separate income tax returns, are no longer subject to examination by state and local taxing authorities for taxable years prior to 2012.

10. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule) requires the Company to maintain minimum net capital, as defined. At December 31, 2018, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2018, the Company, on a standalone basis, had net capital, as defined, of $48,593,729, which was $46,262,504 in excess of the required net capital of $2,331,225. The Company's ratio of aggregate indebtedness to net capital was 0.72:1 at December 31, 2018, which is below the 15:1 maximum allowed.

11. Subsequent Events

The Company evaluated subsequent events that occur after the balance sheet date but before the financial statements are issued. The Company has evaluated all subsequent events or transactions that occurred after December 31, 2018 up through February 28, 2019, the date of these financial statements.

On February 7, 2019, STI and BB&T Corporation ("BB&T") announced that both companies' board of directors approved a definitive agreement to combine in an all-stock Merger. The Parent's Merger with BB&T is expected to close in the fourth quarter of 2019, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company. For more information on the anticipated Merger with BB&T, refer to the Parent's 2018 Form 10-K. The Company has determined that it does not have any additional material subsequent events to disclose in these financial statements.

Supplemental Information

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

2019-02-28 09:52AM EST

BROKER OR DEALER
SUNTRUST INVESTMENT SERVICES, INC.
as of 12/31/18

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 119,815,708	3480
2. Deduct: Ownership equity not allowable for Net Capital					( )	3490
3. Total ownership equity qualified for Net Capital					119,815,708	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					$ 119,815,708	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			$ 69,868,789	3540		
1. Additional charges for customers' and non-customers' security accounts				3550		
2. Additional charges for customers' and non-customers' commodity accounts				3560		
B. Aged fail-to-deliver:				3570		
1. number of items		3450				
C. Aged short security differences-less reserve of	$	3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges				3600		
F. Other deductions and/or charges			3,044	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					(69,871,833)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions					$ 49,943,875	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments			$	3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations			22,410	3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants				3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities			1,327,736	3734		
D. Undue concentration				3650		
E. Other (List)				3736	(1,350,146)	3740
10. Net Capital					$ 48,593,729	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

2019-02-28 09:52AM EST

BROKER OR DEALER

SUNTRUST INVESTMENT SERVICES, INC.

as of 12/31/18

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)	$	2,331,225	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	2,331,225	3760
14. Excess net capital (line 10 less 13)	$	46,262,504	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	45,096,894	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	34,968,352	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	34,968,352	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	71.96	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)				%	71.96	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%		3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	0.00	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Schedule of Non Allowable Assets

December 31, 2018

Non-marketable securities	$	5,631
Furniture, equipment, and leasehold improvements		562,108
Commissions receivable		2,182,946
Goodwill		30,306,365
Prepaids and other assets		36,811,739
Total non allowable assets	$	69,868,789

There are no material differences between this computation and the Company's unaudited Form X-17A-5 as of December 31, 2018, filed on February 25, 2019.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule II – Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(2)(ii) of that rule.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control under paragraph (k)(2)(ii) of that rule.